

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 17, 2008

VIA U.S. MAIL AND FAX (310) 473-3177

Mr. Robert M. Bernstein
Chief Executive Officer
Material Technologies, Inc.
11661 San Vincente Boulevard, Suite 707
Los Angeles,California 90049

> **Re: Material Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Filed April 14, 2008**
> **File No. 333-23617**

Dear Ms. Bernstein:

We have reviewed your response filed May 27, 2008 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Item 8A – Controls and Procedures, page 20

1. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In performing your evaluation, you may find the following documents helpful:

    - the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

    - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

    Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

    Please note that the failure to perform management's assessment adversely affects the company and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please have your auditors tell us why their opinion does not include the city and state where issued. We refer you to Rule 2-02 (a) of Regulation S-X.

3.   Please request your auditors to tell us how they considered the impact of the restatement of prior financial statements when preparing their opinion.

Consolidated Balance Sheet, page F-2

4.   Please tell us how you determined the sum total of your liabilities, minority interest and deficit at December 31, 2007 of $22,882,574.

Consolidated Statements of Comprehensive Loss, page F-5

5.   Please tell us why this Statement refers to September 30, 2007 rather than December 30, 2007. Further, please also explain why 2007 and the period from inception to date are labeled restated.

Consolidated Statements of Cash Flows, page F-11

6.   Please tell us how "increase in debt for services and fees" is appropriately included as an operating activity. As part of your response please tell us the underlying nature of the transactions. For example, tell us if you borrowed funds to pay for services, and if so, tell us how the payment of services and borrowing the related funds are each included in the statement of cash flows.

Note 1. Organization and Basis of Presentation, page F-15

7.   Please refer to our prior comment 3. We understand that you issued the shares so the shareholder would maintain the same ownership percentage. We do not, however, understand the relevance of the literature you cited in your response nor do we understand why you believe this guidance would lead you to believe these shares need not be accounted for at all. Since these shares were issued as part of the acquisition, it appears their issuance should be considered with regards to your accounting for the acquisition. Please tell us how your accounting complies with the guidance at SFAS 141 or other applicable U.S. GAAP.

Restatement of Financial Statements, page F-17

8.   We note your disclosure that you restated your 2005 and 2006 financial statements to eliminate all discounts to your shares trading prices and this resulted in an increase of approximately $167 million, (over 200%), to your accumulated deficit. It does not appear you have included restated amounts and balances for 2005 in this 10-KSB. Please tell us how investors have been provided the restated amounts for 2005. Also, we noted disclosures on page 21 that "…you will amend and restate your financial statements to eliminate all discounts and will refile your Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006 and Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007." Please tell us the status of the referenced amendments.

Note 2. Summary of Significant Accounting Policies, page F-18

Revenue Recognition, page F-22

9.   Your policy herein appears to refer to the sale of products (i.e. revenue is recognized with title transfers, etc.); however, from your disclosure on page 13 which state that you received revenue to inspect bridges, it appears you actually earn revenue for services performed. Further, we note your critical accounting policy related to revenue recognition also refers to the performance of services. Please revise your policy disclosures in future filings to clearly explain how you earn revenues as well as at what point you recognize the related revenues and why.

Note 3. Investments, page F-24

Birchington, page F-24

10.   Please refer to our prior comment 5. Please tell us how you valued and accounted for the "downside price protection" when the shares were originally put in escrow, and at subsequent reporting periods between that date and issuance. In addition, please also tell us how you accounted for the additional shares that were issued out of the escrow account. As previously requested, please provide us with the authoritative literature that supports your accounting for each aspect of this transaction including the downside price protection and the issuance of the shares.

Note 7. License Agreements, page F-26

11.   We note your disclosure that you issued 15,173 (pre-split) shares of your common stock to the University in September 2005. Please tell us why you believe it is appropriate to disclose pre-split amounts. We also noted your disclosures at the top of page F-17 that all amounts have been retroactively adjusted for the stock split. Please note our concern when preparing future filings.

Note 11. Stockholders' Equity, page F-41

12.   Please refer to our prior comment 7. As previously requested, please tell us the authoritative GAAP literature that supports your accounting and clearly explain how you believe your accounting for the issuance of shares is appropriate.

Note 13. Restatement of Previously Issued Financial Statements, page F-52

13.   Please refer to our prior comment 12. Your disclosure does not appear to include all of the disclosures outlined in paragraphs 25 and 26 of SFAS 154. Your disclosure in your 2007 10-KSB is too vague, please revise to describe more details regarding the nature of the errors identified for each error. We would expect this discussion to include an explanation of what your "non-cash security transactions are and what they include, what discounts were previously used in error and what discounts were used as part of your revised amounts, a statement as to whether there were any other changes in your valuation method or techniques outside of the discount factor, etc. Please be sure to include separate discussion regarding the errors in valuing your derivative liabilities. Further, as previously requested, please quantify the impact of each error since there is more than one error being corrected.

Form 10-Q for the Period Ended March 31, 2008

Notes to Condensed Consolidated Financial Statements, page 11

Note 2 – Recent Accounting Pronouncements, page 12

14.   Please note that SFAS 157 is effective for items that are recognized or disclosed at fair value in the financial statements on a recurring basis for fiscal years beginning after November 15, 2007. Further note that the disclosure requirements of SFAS 157 shall be applied in the first interim period of the first fiscal year in which this Statement is initially applied. Refer to paragraphs 36 and 39 of SFAS 157 and FSP FAS 157-2. Please include all disclosures required under SFAS 157 in your future filing.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. Robert Bernstein
Material Technologies, Inc.
July 17, 2008
Page 6

　　　　You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Jay Webb
　　　　　　　　　　　　　　　　　　Reviewing Accountant